

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2009

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, Arizona 85281

>   **Re: NowAuto Group, Inc.**
>   **Form 10-KSB/A for the Fiscal Year Ended June 30, 2008**
>   **Filed October 21, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Filed November 14, 2008**
>   **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008**
>   **Filed May 20, 2009**
>   **Form 10-Q for the Fiscal Quarter ended March 31, 2009**
>   **Filed May 20, 2009**
>   **File No. 0-50709**

Dear Mr. Miller:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 10-KSB for the Fiscal Year Ended June 30, 2008, Filed October 21, 2008

General

1.   Certain of our comments below request that you make changes in your future
        quarterly and annual reports. Please note that our reference to these future reports
        includes any amendments that we are requesting.

Management's Discussion and Analysis, page 14

2.   We note that your auditors' report contains a going concern modification. In
        accordance with Section 607.02 of the Financial Reporting Codification, your
        discussion of liquidity within Management's Discussion and Analysis should
        disclose management's plans to overcome the uncertainty of your ability to
        continue as a going concern and should include a reasonably detailed discussion
        of your ability or inability to generate sufficient cash to support your operations
        during the twelve month period following your balance sheet date, including
        discussing your expected cash inflows and outflows during this period. Your
        current disclosure that your cash flow stream is not adequate to meet weekly
        overhead cash needs is not adequate to support the fact that your financial
        statements were prepared on a going concern basis rather than a liquidation basis.
        Also refer to Section IV of our Release No. 33-8350. Your disclosures should
        provide enough detail that your readers gain insight into management's analysis
        and concerns related to your ability to continue to operate, including the
        probability of success for the various actions you are proposing. Please revise
        your future quarterly and annual reports to provide these disclosures.

Financial Statements

Consolidated Balance Sheets, page 19

3.   We note that your Line of Credit and Long Term Notes Payable are material
        liabilities. Please revise your future quarterly and annual reports to disclose the
        material terms of your line of credit and long-term notes payable, including the
        total amount available to be borrowed, the maturity dates, the interest rates, any
        financial covenants, and whether you are currently in compliance with those
        covenants. Also disclose the aggregate amount of maturities for each of the next
        five years for your long-term debt consistent with paragraph 10(b) of SFAS 47.

Consolidated Statements of Cash Flows, page 22

4.   Please explain to us why you have included the impairment of goodwill as an
        investing cash flow and your basis for this presentation under SFAS 95. In your

response, please explain to us why this is not presented as a non-cash adjusting item when calculating cash flows from operating activities.

5. Please explain to us in reasonable detail how classifying changes in your Long Term Notes Receivable as an investing activity complies with paragraph 22(a) of SFAS 95. Since it appears from Note 2 to your financial statements that these notes receivable are installment sales and sales-type leases of your used vehicles, it appears that changes to this account should be classified within cash flows from operating activities. Also refer to paragraphs 93-95 of SFAS 95.

6. We read on page five under the heading "Inventory" that you have no flooring plan as you prefer to keep encumbrances to a minimum. This statement appears to contradict your disclosure on page 10 under your risk factor entitled "Sourcing Used Cars" where you state that an affiliated entity provides a floor plan for your existing inventory requirements. We have the following comments:

- Please tell us whether or not you use floor plan financing, and ensure that your future quarterly and annual reports do not make contradictory disclosures about this matter.
- If you use floor plan financing, please tell us whether the financing is provided by the suppliers of your inventory, including these suppliers' subsidiaries. If the floor plan financing is provided by your inventory suppliers, we believe that borrowings and repayments under such financings should be classified as operating activities within your statements of cash flows.
- If you obtain floor plan financing from an affiliated entity as indicated on page 10, please revise future quarterly and annual reports to address these related party transactions within the footnotes to your financial statements. Refer to paragraph 2 of SFAS 57.

Notes to Consolidated Financial Statements

Note 2. Finance and Accounts Receivable –net, page 25

7. Please explain to us and describe in more detail for your readers your methodology for determining your allowance for doubtful accounts. Please cite the accounting guidance you utilize in recording your allowance and explain whether you evaluate loans individually and/or as a group. You may wish to refer to the guidance in SAB Topic 6:L.

Note 4. Goodwill, page 26

8.   We note from your balance sheet that goodwill increased from June 30, 2007 to
        June 30, 2008, and we have the following comments:

        •   Please tell us why the balance for goodwill increased. Also tell us how
                you considered providing the disclosures indicated in paragraph 45(c) of
                SFAS 142 or otherwise clarifying to your investors why this change
                occurred.
        •   Please explain to us in more detail your impairment test for goodwill
                including the reporting unit(s) used, the significant assumptions that you
                made in this test in terms of projected profits and discount rates, and how
                such assumptions differ, if at all, from the assumptions used in your
                annual 2007 impairment test. Also provide us with any additional
                information that will help us to understand how you determined that your
                goodwill was not impaired despite your history of net losses and your
                auditors' doubt about your ability to continue as a going concern.

Note 10. Contract Financing, page 29

9.   Given your disclosures here and in Note 2, it is unclear to us whether you
        originate the loans to your customers or whether a third party originates the loans
        to your customers. If you originate the loans to your customers, please explain to
        us what you mean when you refer in Note 10 to a finance company that finances
        installment contracts from customers. If the loans are originated by another
        company, it is unclear to us why you would have the Long Term Notes
        Receivable on your balance sheet and why Note 10 states that you pay interest on
        these financings and retain ownership of these contracts. Please explain this to us
        in detail, and revise your future quarterly and annual reports to clarify this matter.

Item 8. Controls and Procedures, page 29

10.   We note your disclosures concerning your "evaluation of the effectiveness of the
        design and operation of your financial and operating controls and procedures."
        We have the following comments:

        •   Please tell us whether you performed an evaluation of the effectiveness of
                your disclosure controls and procedures as of June 30, 2008, and if so,
                whether your disclosure controls and procedures were effective or
                ineffective. Refer to the definition of disclosure controls and procedures
                in Exchange Act Rules 13a-15(e) and 15d-15(e).
        •   Please tell us whether you performed an evaluation of the effectiveness of
                your internal controls over financial reporting as of June 30, 2008, and if
                so, whether your internal controls over financial report were effective or

        ineffective. Refer to the definition of internal control over financial reporting in Exchange Act Rules 13a-15(f) and 15d-15(f). If you did not perform an evaluation of the effectiveness of your internal controls over financial reporting as of June 30, 2008, please perform this evaluation within 10 business days from the receipt of this letter.

- Please amend your filing to provide the disclosures required by Item 307 and Item 308T of Regulation S-B, including providing separate conclusions for each of disclosure controls and procedures and internal controls over financial reporting, as your current disclosures concerning "financial and operating controls and procedures" are not adequate. Please also provide the disclosures required by Item 308T(b) of Regulation S-B concerning changes in your internal controls over financial reporting. Please note that you must provide the disclosures exactly as specified by Item 307 and Item 308T of Regulation S-B. Additionally, as Form 10-KSB is no longer available on EDGAR, please file your amendment as a smaller reporting company on Form 10-K.

11. Please clarify for us whether the "three major areas" you have listed are material weaknesses that you have identified. If these are material weaknesses, please revise your disclosure to clearly state this, better explain to your investors the impact of each control deficiency on the company's financial reporting and its internal control over financial reporting, and better explain management's current plans, if any, or actions already undertaken, for remediating each of the material weaknesses.

Signatures

12. We note that your report does not appear to be signed. Your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors must sign the report. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please refer to General Instruction C.2 to Form 10-KSB, and file an amended Form 10-K containing these signatures as of a recent date.

Exhibits 31.1 and 31.2

13. We note your certifications under Exhibits 31.1 and 31.2. In the requested amendment to Form 10-K, please revise these certifications to include the language exactly as it appears in Item 601(b)(31) of Regulation S-K. In this respect, we note that the opening line of each certification includes the title of the certifying individuals, which is not permitted as the certifications must be made in an individual capacity. Additionally, you have referred to this report as a

quarterly report on Form 10-QSB, and you have modified the language of paragraph 4 to exclude internal control over financial reporting.

Exhibit 32.1

14. We note your certification under Exhibit 32.1. In the requested amendment to Form 10-K, please revise this certification to refer to the correct report and the correct period.

Forms 10-Q for the Fiscal Quarters Ended September 30, 2008, December 31, 2008, and March 31, 2009

15. Please amend your Forms 10-Q to include:
   - a description of any changes in internal control over financial reporting in the last fiscal quarter consistent with Item 308(c) of Regulation S-K;
   - management's conclusion as to the effectiveness of your disclosure controls and procedures consistent with Item 307 of Regulation S-K;
   - signatures of your principal executive officer, principal financial officer, and principal accounting officer; and
   - certifications worded exactly as appears in Item 601(b)(31) of Regulation S-K.

16. Please confirm to us, if true, that your interim financial statements in these Forms 10-Q reflected all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Ensure that all future quarterly reports, including the requested amendments to Forms 10-Q, contain a disclosure to this effect. Refer to Article 3-03(d) of Regulation S-X.

*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief